 Exhibit 99.1

Correction Notice to Media Advisory Regarding Release Date of TransAlta Renewables Second Quarter 2022 Results

CALGARY, AB, July 12, 2022 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA) (NYSE: TAC) announced today a correction to its media advisory issued July 6, 2022 in respect to the release date of TransAlta Renewables Inc. ("TransAlta Renewables") (TSX:RNW) second quarter 2022 results. The correct date for the release of TransAlta Renewables second quarter 2022 results is before markets open on Thursday, August 4, 2022. TransAlta's second quarter 2022 results will be released before markets open on Friday, August 5, 2022.

Any questions regarding TransAlta Renewables may be asked on the TransAlta conference call beginning at 9:00 a.m. Mountain Time (11:00 a.m. ET) on Friday, August 5, 2022. Details for the TransAlta second quarter 2022 conference call are available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit its website at transalta.com.

About TransAlta Renewables Inc.:

TransAlta Renewables is among the largest of any publicly traded renewable independent power producers ("IPP") in Canada. Our asset platform and economic interests are diversified in terms of geography, generation and counterparties and consist of interests in 26 wind facilities, 13 hydroelectric facilities, eight natural gas generation facilities, two solar facilities, one natural gas pipeline, and one battery storage project, representing an ownership interest of 2,968 megawatts of owned generating capacity, located in the provinces of British Columbia, Alberta, Ontario, Québec, New Brunswick, the States of Pennsylvania, New Hampshire, Wyoming, Massachusetts, Michigan, Minnesota, North Carolina, Washington and the State of Western Australia.

For more information about TransAlta Renewables, visit its web site at transaltarenewables.com.

View original content:https://www.prnewswire.com/news-releases/correction-notice-to-media-advisory-regarding-release-date-of-transalta-renewables-second-quarter-2022-results-301585043.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2022/12/c5375.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 13:28e 12-JUL-22